UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            IT&E INTERNATIONAL GROUP
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    45032A104
                                 (CUSIP Number)

                       ComVest Investment Partners II LLC
                      One North Clematis Street, Suite 300
                         West Palm Beach, Florida 33401
                                 (561) 868-6074

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                November 9, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 12)

CUSIP NO. 45032A104                              SCHEDULE 13D Page 2 of 12 Pages


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      ComVest Investment Partners II LLC (01-0784781)

2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                        (a) [  ]
                                                                        (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
                                     7      SOLE VOTING POWER
                                            295,714,178

NUMBER OF                            8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                295,714,178
OWNED BY
EACH                                 9      SOLE DISPOSITIVE POWER
REPORTING                                   295,714,178
PERSON
WITH                                 10     SHARED DISPOSITIVE POWER

                                            295,714,178

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      295,714,178

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      83.1%

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104                              SCHEDULE 13D Page 3 of 12 Pages


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      ComVest II Partners, LLC (01-6228703)

2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                        (a) [  ]
                                                                        (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                                     7      SOLE VOTING POWER
                                            0

                                     8      SHARED VOTING POWER
NUMBER OF
SHARES                                      295,714,178
BENEFICIALLY
OWNED BY                             9      SOLE  DISPOSITIVE POWER
EACH                                        0
REPORTING
PERSON                               10     SHARED DISPOSITIVE POWER
WITH
                                            295,714,178


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      295,714,178

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      83.1%

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104                              SCHEDULE 13D Page 4 of 12 Pages



1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Commonwealth Associates Group Holdings, LLC (01-0622406)

2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

                                     7      SOLE VOTING POWER
                                            0

NUMBER OF                            8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                295,714,178
OWNED BY
EACH                                 9      SOLE  DISPOSITIVE POWER
REPORTING                                   0
PERSON
WITH                                 10     SHARED DISPOSITIVE POWER

                                            295,714,178


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      295,714,178

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      83.1%

14    TYPE OF REPORTING PERSON*

      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104                              SCHEDULE 13D Page 5 of 12 Pages


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Michael S. Falk

2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

                                     7      SOLE VOTING POWER
                                            0

NUMBER OF                            8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                295,714,178
OWNED BY
EACH                                 9      SOLE  DISPOSITIVE POWER
REPORTING                                   0
PERSON
WITH                                 10     SHARED DISPOSITIVE POWER

                                            295,714,178


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      295,714,178

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      83.1%

14    TYPE OF REPORTING PERSON*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104                              SCHEDULE 13D Page 6 of 12 Pages


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Robert L. Priddy

2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

                                     7      SOLE VOTING POWER
                                            0

NUMBER OF                            8      SHARED VOTING POWER
SHARES
BENEFICIALLY                                295,714,178
OWNED BY
EACH                                 9      SOLE  DISPOSITIVE POWER
REPORTING                                   0
PERSON
WITH                                 10     SHARED DISPOSITIVE POWER

                                            295,714,178


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      295,714,178

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      83.1%

14    TYPE OF REPORTING PERSON*

      IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45032A104                              SCHEDULE 13D Page 7 of 12 Pages


ITEM 1. SECURITY AND ISSUER.

         This Statement relates to senior secured convertible promissory notes and warrants to purchase shares (the "Shares") of the Common Stock, par value $0.001 per share (the "Common Stock") of IT&E International Group, a Nevada corporation (the "Issuer") acquired by the Reporting Person on November 9, 2005 and to be acquired before December 31, 2005. The principal executive offices of the Issuer are located at 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075.

ITEM 2. IDENTITY AND BACKGROUND.

         The name of the Reporting Person is ComVest Investment Partners II LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest II Partners LLC, a Delaware limited liability company ("ComVest II Partners"), the managing member of which is Commonwealth Associates Group Holdings, LLC, a Delaware limited liability company ("CAGH"). Michael Falk ("Falk") is the Chairman and principal member of CAGH. Robert Priddy ("Priddy") is a member of ComVest II Partners. Falk and Priddy are citizens of the United States of America.

         The business address for ComVest and the other entities and individuals described in this Item 2 is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

         During the last five years, neither ComVest nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 9, 2005 (the "Initial Closing Date"), Issuer and ComVest signed a Securities Purchase Agreement (the "Purchase Agreement") and consummated the transactions contemplated thereby. Pursuant to the terms and conditions set forth in the Purchase Agreement, ComVest received (i) a Senior Secured Convertible Promissory Note in the principal amount of $5,800,000 (the "Senior Secured Note") and (ii) warrants ("Warrants") to purchase up to 41,428,559 shares of Common Stock. As further provided in the Purchase Agreement, on or before December 31, 2005 (the "Second Closing") ComVest is obligated to invest up to an additional $3,000,000 for the purchase of an additional Senior Secured Promissory Note in the principal amount of up to $3,000,000 or up to 3,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") and warrants to purchase 21,428,565 shares of Common Stock. The Issuer also granted ComVest an option to invest up to an additional $5,000,000 for the purchase of up to 5,000 shares of Series D Preferred Stock convertible into 71,428,550 shares of Common Stock and Warrants for the purchase of up to 35,714,256 shares of Common Stock (the "Option"). In addition, ComVest and the Issuer entered into a Registration Rights Agreement on November 9, 2005 (the "Registration Rights Agreement").

         The Senior Secured Note is convertible into shares of Series D Preferred Stock immediately upon the Issuer having a sufficient number of Series D Preferred Stock authorized for issuance.(1) The Series D

-------------------------------------
(1) In the event that the Senior Secured Note is not converted into Series D Preferred Stock, then the Senior Secured Note is payable in cash or Common Stock at the option of ComVest upon the earlier of (i) three (3) months following the date of the transaction, (ii) a merger or combination of the Issuer or the sale, transfer or other disposition of all or substantially all of the assets of the Issuer or (iii) the acquisition by a

CUSIP NO. 45032A104                              SCHEDULE 13D Page 8 of 12 Pages


Preferred Stock will have the rights and preferences as set forth in the certificate of designation for such Series D Preferred Stock (the "Certificate of Designation"), which shall be filed with the Secretary of State for the State of Nevada. Each share of Series D Preferred Stock has a stated value of $1,000 per share and can be converted into 14,285.7 shares of the Issuer's Common Stock, subject to customary antidilution provisions, as set forth in the Certificate of Designation.

         The Senior Secured Notes and all other obligations of the Issuer under the Purchase Agreement are secured by substantially all of the assets of the Issuer (the "Collateral"), as set forth in that certain Security Agreement dated as of November 9, 2005 (the "Security Agreement"). Pursuant to the Security Agreement, ComVest holds a first priority perfected lien and security interest in the Collateral, which security interest shall rank senor in lien priority to any other existing or future indebtedness of the Issuer.

         All warrants are subject to anti-dilution protection.

ITEM 4. PURPOSE OF TRANSACTION.

         ComVest purchased the Shares for investment purposes and not with the view to sell in connection with any distribution thereof. Except in the ordinary course of business or as set forth below, the Reporting Person has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         The holders of a majority of the shares of Common Stock outstanding prior to the Initial Closing Date, have executed a written consent approving an amendment to the Issuer's articles of incorporation to reflect the designation and issuance of the Series D Preferred Stock on the terms set forth in the Certificate of Designation and to the increase in the number of authorized shares of Common Stock to 650,000,000, subject only to the applicable provisions of Rule 14c of the Securities Exchange Act of 1934.

     ComVest, pursuant to the Purchase Agreement, has appointed Michael S. Falk and Cecilio M. Rodriguez as directors to the Issuer's Board of Directors, and will have the right to appoint three (3) additional directors. As a result, ComVest will have nominated five (5) out of the seven (7) members of the Issuer's Board of Directors. At least two (2) of the ComVest directors shall be qualified to serve as independent directors and satisfy the NASDAQ National Market requirements for independence and at least one (1) of the "independent" designees shall be appointed to the Issuer's Compensation Committee. The Issuer shall use its best efforts to have the ComVest designees nominated to and elected to the Issuer's Board of Directors.

         The information provided in Item 3 is incorporated by reference herein.

         Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

--------------------------------------------------------------------------------
single entity, person or a "group" within the meaning of Rule 13d-1 of the Exchange Act, of more than fifty percent (50%) of the voting power or capital stock of the Issuer (on a fully-diluted basis) or (iv) the issuance by the Issuer of Common Stock equivalents other than an exempt issuance, whereby the Issuer shall pay an amount equal to Fifty Percent (50%) of the net proceeds received by the Issuer from such sale (or a lesser amount if the aggregate outstanding principal and interest is less that 50% of the net proceeds) (the "Demand Date") the principal amount of the Senior Secured Note together with all accrued and unpaid interest thereon, unless the Senior Secured Note is sooner converted in accordance with its terms.

CUSIP NO. 45032A104                              SCHEDULE 13D Page 9 of 12 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Including the shares of Common Stock and the shares of Series D Preferred Stock (on an as converted basis) that ComVest acquired on the Initial Closing Date and as will be acquired subject to the Second Closing and the Option, ComVest has the beneficial ownership of 295,714,178 shares of Common Stock of the Issuer, representing 83.1% of the Issuer's stock. To the extent that ComVest does not exercise the Option, ComVest's beneficial ownership will be 188,571,372 shares of Common Stock of the Issuer, represnting 75.8% of the Issuer's stock.

         Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

         (b) Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as set forth above, neither ComVest nor any other person named in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

2. Securities Purchase Agreement, dated as of November 9, 2005, by and between IT&E International Group and ComVest Investment Partners II LLC.

3.       Form of Senior Secured Note.

4.       Form of Warrant to purchase shares of Common Stock.

5.       Registration Rights Agreement.

6.       Security Agreement.

CUSIP NO. 45032A104                             SCHEDULE 13D Page 10 of 12 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2005             ComVest Investment Partners II LLC

                                         By: ComVest II Partners,
                                         LLC, its managing member

                                         By:
                                         Name:    Michael S. Falk
                                         Title:   Managing Member

Dated:  November 21, 2005            ComVest II Partners, LLC

                                         By:
                                         Name:    Michael S. Falk
                                         Title:   Managing Member

Dated:  November 21, 2005            Commonwealth Associates Group Holdings, LLC

                                         By:
                                         Name:    Michael S. Falk
                                         Title:   Chairman and Managing Member

Dated:  November 21, 2005            ------------------------------------------
                                     Michael S. Falk, individually

Dated:  November 21, 2005            -------------------------------------------
                                     Robert L. Priddy, individually

CUSIP NO. 45032A104                             SCHEDULE 13D Page 11 of 12 Pages


                                  EXHIBIT INDEX

1. Joint Filing Agreement, as required by Rule 13d- 1 under the Securities Exchange Act of 1934.

2. Securities Purchase Agreement, dated as of November 9, 2005, by and between IT&E International Group and ComVest Investment Partners II LLC.

3.       Form of Senior Secured Note.

4.       Form of Warrant to purchase shares of Common Stock.

5.       Registration Rights Agreement.

6.       Security Agreement.

CUSIP NO. 45032A104                             SCHEDULE 13D Page 12 of 12 Pages


                         JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of IT&E International Group, and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: November 21, 2005             ComVest Investment Partners II LLC

                                         By: ComVest II Partners,
                                         LLC, its managing member

                                         By:
                                         Name:    Michael S. Falk
                                         Title:   Managing Member

Dated:  November 21, 2005            ComVest II Partners, LLC

                                         By:
                                         Name:    Michael S. Falk
                                         Title:   Managing Member

Dated:  November 21, 2005            Commonwealth Associates Group Holdings, LLC

                                         By:
                                         Name:    Michael S. Falk
                                         Title:   Chairman and Managing Member

Dated:  November 21, 2005            -------------------------------------------
                                     Michael S. Falk, individually

Dated:  November 21, 2005            -------------------------------------------
                                     Robert L. Priddy, individually